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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2002
                         Commission File Number: 1-13368

                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)


(Indicate by check mark weather the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form20-F [x]             Form 40-F [ ]

[Indicate by check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                  No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-               .]
                                      ---------------

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POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1 ~3 : An English-language translation of documents with respect to the Board of Directors of POSCO dated as of December 20, 2002.
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                                                                    EXHIBIT 99.1



                    FORECAST OF PERFORMANCE IN 2003 (POSCO)

                                              (Unit: 1,000 tons, KRW BN)
------------------------------------------------------------------------
Items                                               '03
------------------------------------------------------------------------
Crude Steel Production                             27,664
------------------------------------------------------------------------
Sales Volume                                       26,754
------------------------------------------------------------------------
Sales                                              12,420
Operating Profit                                    2,096
Investment                                          1,630
------------------------------------------------------------------------
Total asset                                        17,636
Total Liabilities                                   4,628
------------------------------------------------------------------------

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.
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                                                                    EXHIBIT 99.2



                              DECISION FOR DONATION

The Board of Directors of POSCO resolve to donate to the In-house Fund for Employees' Welfare for funding shortage of 2003 as follows.

1.   Amount: 43.1 billion won
2.   Date of Decision: December 20, 2002
3.   Donee: In-house Fund for Employees' Welfare
4.   Purpose: To meet scholarship and Flexible Benefit System (FBS) payment.
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                                                                    EXHIBIT 99.3



                         INVESTMENT APPROVAL FOR CTS JVC

POSCO hereby resolve to proceed with CTS (Central Terminal System) JVC (Joint Venture Company) with annual processing volume of 4M ton within Gwangyang Works.

-    Investment Approval for CTS JVC

-    Company name: (Provisional) POSCO Terminal Co., Ltd.

- Business: Transport, store, unload, sort and mix process steel materials in bulk freights including coal, iron ore, Mn ore and alloy iron, which becomes available for supply to customers

- Capital: 50% of investment in JVC (500M won upon company establishment as paid-in capital)

-    POSCO to invest 255M won, equivalent of 51% ownership.

-    JVC Structure: POSCO 51%, MITSUI 49%

- Investment Cost (Tentative): 51.8B won (51% of 42B won for JVC, 30.4B won for Gwangyang Works investment)

-    Period: '03.12~'05.10
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            POSCO
                                            (Registrant)



Date   December 20, 2002                    By /s/ Lee Dong-Hee
------------------------                       ---------------------------------
                                                         (Signature)*
                                            Name:  Lee Dong-Hee
                                            Title: General Manager of Finance
                                                   Management Department